Exhibit 12.1

Six Flags Entertainment Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Successor			Predecessor
	Year Ended December 31, 2012	Year Ended December 31, 2011	Eight Months Ended December 31, 2010	Four Months Ended April 30, 2010	2009	2008
Earnings:
Income (loss) from continuing operations	$383,840	$11,944	$85,406	$539,190	$(160,088)	$(58,073)
Income tax (benefit) expense	(172,228)	(8,065)	11,177	112,648	2,902	116,630
Interest expense	47,444	66,214	54,455	74,375	106,313	185,370
Loss (gain) on debt extinguishment, net	587	46,520	18,493	—	—	(107,743)
Estimated interest component of rental expense	3,126	3,178	1,959	923	3,082	3,146

Adjusted earnings	$262,769	$119,791	$171,490	$727,136	$(47,791)	$139,330

Fixed Charges:
Interest expense	$47,444	$66,214	$54,455	$74,375	$106,313	$185,370
Estimated interest component of rental expense	3,126	3,178	1,959	923	3,082	3,146

Total fixed charges	$50,570	$69,392	$56,414	$75,298	$109,395	$188,516
Ratio of earnings to fixed charge	5.2x	1.7x	3.0x	9.7X	N/A	0.7x

Excess (deficiency)	$212,199	$50,399	$115,076	$651,838	$(157,186)	$(49,186)